SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 April 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 28 April 2017

                re: Holding(s) in Company

This TR-1 is being issued by Lloyds Banking Group plc (“the Group”) on a voluntary basis and is based on information disclosed to the Group by UK Financial Investments Limited (“UKFI”), a company wholly-owned by Her Majesty’s Treasury. The Group may make a further discretionary disclosure if the percentage of voting rights of UKFI in the Group reaches 0% as a result of further disposals of shares. The Group does not anticipate making such disclosures in respect of any other shareholders in similar circumstances.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	Lloyds Banking Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to thenotification obligation: iii	The Commissioners of Her Majesty’s Treasury
4. Full name of shareholder(s) (if different from 3.):iv	The Solicitor for the Affairs of Her Majesty’s Treasury
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	27 April 2017
6. Date on which issuer notified:	27 April 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Below 1%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0008706128	1,410,483,319	1,410,483,319	638,437,059	638,437,059		0.89%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/ Conversion Period xiv		Number of votingrights that may beacquired if theinstrument isexercised/ converted.			% of votingrights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
638,437,059			0.89%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
UK Financial Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements with Her Majesty’s Treasury).

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
This TR-1 is being issued by Lloyds Banking Group plc (“the Group”) on a voluntary basis and is based on information disclosed to the Group by UK Financial Investments Limited (“UKFI”), a company wholly-owned by Her Majesty’s Treasury. The Group may make a further discretionary disclosure if the percentage of voting rights of UKFI in the Group reaches 0% as a result of further disposals of shares. The Group does not anticipate making such disclosures in respect of any other shareholders in similar circumstances

The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty’s Treasury

14. Contact name:	James Neilson
15. Contact telephone number:	020 7270 5813

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 April 2017